

February 21, 2014

Via E-mail
Tony Aquila
Chief Executive Officer and President
Solera Holdings, Inc.
7 Village Circle, Suite 100
Westlake, TX 76262

> **Re:** **Solera Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2013**
> **Filed August 23, 2013**
> **Form 10-Q for the Quarterly Period Ended December 31, 2013**
> **Filed February 10, 2014**
> **File No. 001-33461**

Dear Mr. Aquila:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of the Business, page 31

1.   We note your August 2012 announcement of your "Mission 2020" goal to generate $2 billion in revenue and $800 million in Adjusted EBITDA by fiscal year 2020, and your discussion of this goal in certain of your earnings releases since the initial announcement. In your earnings calls, you have discussed the different phases of achieving Mission 2020, including your intention to invest $1 billion to diversify your business and strengthen your infrastructure as part of phase I. Please tell us what consideration you

> have given to discussing in your Management's Discussion and Analysis section any
> known material commitments, trends or uncertainties in connection with achieving your
> Mission 2020 goal, the capital resources necessary to implement the phases discussed in
> your earnings calls, and the key drivers you expect to impact revenue growth. Refer to
> Item 303(a) of Regulation S-K, Section III.B of SEC Release 33-6835, and Section III.B
> SEC Release 33-8350.

Form 10-Q for the Quarterly Period Ended December 31, 2013

Notes to Condensed Consolidated Financial Statements

Note 3. Business Combinations, page 9

2.   We note your disclosure on page 51 of the various ways that your ability to operate and
integrate the operations of SRS is limited by the terms of your agreements with WCAS.
Please explain to us how you determined that consolidation of SRS was appropriate and
refer to the authoritative guidance that supports your accounting.

Note 7. Accumulated Other Comprehensive Income (Loss), page 15

3.   We note your disclosure here and on page 5.   Please tell us how you considered
disclosing the amounts of income tax expense or benefit allocated to each component of
comprehensive income, including reclassification adjustments. Please refer to ASC 220-
10-45-12.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 41

4.   We note your disclosure on page 44 of your Form 10-K for the Fiscal Year Ended June
30, 2013 where you disclose the amount of cash associated with permanently reinvested
foreign earnings and the tax effect if you were to repatriate these earnings. Please tell us
how you considered providing similar disclosure in your Form 10-Q.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ji Kim, Staff Attorney, at (202) 551-3579 or Katherine Wray, Staff Attorney, at (202) 551-3483. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief